Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2006	2005
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net Loss as reported	$(989)	$(6,413)

Loss per Class A Share(1)	$(0.16)	$ (0.33)

Weighted average number of shares used in
calculation (in thousands)	21,027	19,950 (2)

(1)	After deduction of accrued preferred stock dividends of $2,438 thousands and $150 thousands respectively.

(2)	The effect of the conversion of the 4% and the 6.5% preferred stock was excluded from the basic and diluted EPS calculation due to its antidilutive effect